UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2024

Ivan Contreras Torres
Chief Executive Officer
Nomadar Corp.
5015 Highway 59 N
Marshall, Texas 75670

Re: Nomadar Corp.
Draft Registration Statement on Form S-1
Submitted August 2, 2024
CIK No. 0001994214

Dear Ivan Contreras Torres:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted August 2, 2024

Cover Page

1. Please revise the prospectus cover page to disclose the nature of your capital structure, including the disparate voting rights between your classes of common stock. Specifically, we note that shares of your Class A common stock offered here are entitled to one vote per share whereas your Class B common stock entitles the holder to twenty (20) votes per share. Further, make clear the consequences of your status as a controlled company, including the approximately 93.72% ownership/voting power of Sport City Cadiz S.L., and the consequences of such ownership/voting power such as the ability to determine the outcome of matters requiring stockholder approval. Additionally, quantify the percentage interest held by Sport City Cadiz S.L. assuming the sale of all shares offered here. Make conforming revisions in the Prospectus Summary and Risk Factors sections.
2. Please revise the prospectus cover page and elsewhere throughout your registration statement as appropriate to state whether all or a portion (identifying the portion, if

applicable) of shares held by the Registered Stockholders may be freely sold upon effectiveness of the registration statement, as well as the number of shares that may be freely sold in reliance on an exemption from registration such as Rule 144. We note your disclosure in the "Principal and Registered Stockholders" section on page 68 stating that certain Registered Stockholders would be unable to sell their securities pursuant to Rule 144 until you have been subject to '34 Act reporting requirements for a period of at least 90 days.

3. Please revise your disclosure here and in your "Plan of Distribution" section to clarify whether the company will be involved in the price-setting and plan of distribution. We note your statement that "[t]he Registered Stockholders will not be involved in Nasdaq's price-setting mechanism..."

Prospectus Summary, page 1

4. We note that the company's business is based upon four proposed business verticals which will all be acquired from a related-party and the company's controlling shareholder. With respect to each proposed acquisition, please revise to summarize in greater detail the material terms and conditions of each acquisition (i.e., material terms and conditions of any letter of intent) to include what specifically is being acquired, the timing and the associated costs/valuation of the assets. In this regard, we note that the current disclosure insinuates that the company will issue new shares as part of each acquisition. Please discuss the number of shares, their valuation and the costs of each acquisition. Please include enough information so investors and fully understand the acquisition of each business vertical and how such acquisition will affect the company's capital structure.

5. Please revise this section to disclose that there is substantial doubt as your ability to continue as a going concern as well as revise to quantify the revenues you have generated and the company's net loss. Disclose your monthly "burn rate" and the month in which you will run out of funds without additional capital. We note that you currently have $14,630 of unrestricted cash and anticipate capital requirements for the Sportech City aspect of your business alone to be an estimated $309.7 million.

6. Revise your Prospectus Summary to provide a discussion of the key aspects of this offering in accordance with Item 503(a) of Regulation S-K and the instruction thereto. In this regard, we note that a discussion addressing the offering including, for example but not limited to, the securities being offered, any disparate voting rights, any controlling shareholders, or common stock outstanding pre- and post-offering is not currently provided. Further consider providing a corporate structure diagram. We note your disclosure in the Business section on page 57.

Capital Requirements, page 7

7. Given the company's lack of revenues, net loss, and substantial capital requirements, please revise this section to discuss the company's capital raising plans in greater detail and specifically the company's near term plans. In this regard, we note that the disclosed debt financing and capital increases are scheduled to begin in 2027 but stadium construction is scheduled to being in 2026. Additionally, with respect to the "Major

Shareholder Contributions" of approximately $21.7 million, please revise to discuss the material terms and conditions of these commitments and contributions in greater detail.

<u>Risks Related to Our Financial Condition and Capital Requirements</u>
<u>We have generated no revenues since inception, and may never be profitable..., page 9</u>

8. Please revise your disclosure to briefly describe, for example by providing an example, what type of entity or individual would constitute a "strategic alliance partner." We note that these parties appear to be critical to both the immediate development of your current business plan as well as your future success generating revenues through the potential launch and commercialization of products that would require such alliance partner approval.

<u>Our ability to continue to operate as a going concern..., page 10</u>

9. Please revise your risk factor here to include discussion of the report of your independent auditor who, in additional to your management, has determined that there is substantial doubt as to your ability to continue as a going concern. Further, please expand your disclosure here to include specific financial measures, for example cash on hand or net losses, to provide context to this risk factor discussion.

<u>We have outstanding indebtedness and expect to incur additional indebtedness in the future., page 10</u>

10. Please revise to disclose the balance of this related-party loan as of a recent date. In this regard, we note page F-12 discloses a cumulative loan balance of $124,195. Please also discuss this outstanding balance in your going concern discussion in the Prospectus Summary and associated risk factor.

<u>Public health issues such as a major epidemic or pandemic..., page 11</u>

11. Please revise your risk factor to address how a major epidemic or pandemic may impact your planned business specifically. In this regard, we note your reference to "homebuilder traffic" which does not appear connected to your planned business operations as well as your intention to engage in business activities, including live sporting events, commercial spaces and sports schools, where people gather in-person. Further we note that, as discussed in your Business section, Spain and Andalusia are prominent tourist destinations and it appears that this aspect (i.e., tourism, including international tourism) is a key component of your plan to attract customers to the Sportech City, which may be negatively impacted by travel restrictions or other measures in response to a major epidemic or pandemic.

<u>Risks Related to Sportech City Cadiz</u>
<u>We have entered into a letter of intent with Sportech..., page 11</u>

12. Please revise your disclosure here and elsewhere throughout your prospectus to discuss in greater detail the material terms of the letter of intent and the status of your negotiations or other factors impeding the entry into a binding agreement with Sportech to transfer the Sportech land. We note that Sportech is a both a related-party and your controlling shareholder as well as your statement that you anticipate entering in definitive agreements in the second half of 2024. Further, please revise your disclosure to discuss the materially

adverse affects on your business and results of operations in greater detail. In this regard, we note that the Nomadar Project is central to your planned business. Similarly, provide disclosure, where appropriate, to discuss the material terms of the letter of intents and the status of entering into binding agreements regarding the MG Rights and Sportech HPT aspects of your proposed business that similarly have letter of intents in place regarding the transfer of the respective assets. We note your risk factors on pages 15 and 25 regarding the MG Rights and Sportech HPT, respectively, as well as your statements that entry into these definitive agreements is anticipated to be within the third quarter of 2024.

Risks Related to our Mágico Gonzalez and other Merchandise and Licensing Initiatives
Fluctuations in the cost of raw materials and commodities we use in our products..., page 16

13. Please revise this risk factor to discuss briefly but with added specificity how the fluctuations in the cost of raw material and commodities is tied to your planned business activities associated with the MG Rights portion of your business.

Risks Related to Our Industry
Our international expansion and operations in foreign markets..., page 24

14. Please revise this risk factor heading and disclosure to make clear that you currently have limited business operations and any planned international expansion and operations in additional markets is speculative at this time.

The direct listing process differs from an initial public offering..., page 26

15. Please revise your risk factor here and your disclosure elsewhere as appropriate to briefly discuss Regulation M and associated risks in connection with the pricing of the offering through the completion of the distribution of the common stock being offered here. We note your statement on the cover page and "Plan of Distribution" regarding the Advisor exercising any consultation rights only to the extent it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M.

The holders of our Class B Shares have additional rights and privileges which allow..., page 29

16. Please revise this discussion to state plainly that Class B stockholders will continue to control the company after the completion of the offering and that Class A stockholders will represent a minority voting interest.

Capitalization, page 36

17. Please remove the parentheses from the Stockholder loan amount.

Management's Discussion and Analysis...
Overview
Company Overview and Recent Developments, page 37

18. Please revise your sentence here to make clear that you have not commenced any business operations or generated any revenues to date. We note your statement on page 38 under "Results of Operations and Known Trends or Future Events." Please also revise the Company Overview section in the Prospectus Summary section on page 1 accordingly.

<u>Business</u>
<u>Company Overview, page 40</u>

19. Please revise your disclosure here and elsewhere throughout your prospectus as appropriate to discuss the nature of the relationship Nomadar will have with Sportech in the event the business plan advances and definitive agreements facilitating the Nomadar Project, MG Rights, and Sportech HPT are entered into. We note that Sportech will remain a controlling stockholder of Nomadar as well as planned "major shareholder contributions" to help meet capital requirements. Briefly expand your disclosure to discuss in greater detail any planned business or other functional support or planned operational resource sharing. In this regard, discuss the current line of credit and any outstanding balances.

20. Revise your disclosure to provide a timeline to develop your four proposed business verticals. Incorporate anticipated capital requirement financing, entry into definitive agreements, and proposed beginning and ending dates. In this regard, by way of example, you state on page 40 that construction is scheduled to begin on Sportech City in 2026 and be completed by or around 2030.

<u>High Performance Training Program, page 49</u>

21. Please revise your disclosure here and elsewhere as appropriate throughout your prospectus to expand your discussion regarding the "growing network with youth soccer academies and professional clubs across the USA, Latin America, and Europe." Specifically, elaborate on what constitutes this "network," including any written agreements or other formal relationships associated with these parties. Additionally, please disclose how many youth soccer academies and professional clubs are a part of the network. We note your disclosure immediate below regarding Cadiz CF and Malaga CF. Further, please revise to discuss with greater specificity what operations, customers or other business assets constitute "all right and title" to Sportech HPT that Sportech intends to transfer to Nomadar should the parties enter into a definitive agreement. Lastly, discuss in greater detail the relationship with your "partner organizations." In this regard, it appears that your "in person" instruction is provided through partner organizations versus the company. Please discuss the material terms and conditions of these partnership arrangements.

<u>Enrollment and Track Record, page 52</u>

22. We note your disclosure that 700 athletes have enrolled in the program. Please revise to clarify the exact number of athletes who are currently enrolled in person and online. Additionally, please revise to clarify how the company generates revenues from an athletes enrollment in the program.

<u>Organizational Structure, page 57</u>

23. Please revise your organizational structure diagram to provide a pre- and post-offering diagram that includes the ownership and voting power of the respective parties, including public stockholders post-offering. Detail the ownership of both your Class A

and Class B shares. Further, please revise to reflect the naming conventions used throughout this registration statement for the respective entities (e.g., Sport City Cadiz S.L. is also defined as and referred to as "Sportech").

Human Capital Resources, page 58

24. We note your statement here that as of December 31, 2023, you have three full-time employees. However, we note that your Management section beginning on page 59 provides the biographies for three named executive officers as well as an additional three individuals named as other officers. Please reconcile.

Our Facilities, page 58

25. We note that your principal executive offices are in Texas as well as the fact that as of December 31, 2023 you have three full-time employees. Please revise your disclosure were appropriate, including your Risk Factors section, to discuss how you intend to execute your business plan and the associated risks and challenges given the planned development of Nomadar Project in Spain, for example, as well as the labor- and capital-intensive nature of your planned business operations given the location of your executive offices and limited human capital resources.

Certain Relationships and Related Person Transactions
Transactions with Sportech and Cadiz CF, page 67

26. Please revise this section to provide the dollar amount outstanding on the Sportech Loan. Additionally, please revise to disclose the material terms and conditions of each letter of intent.

Index to Financial Statements, page F-1

27. Please tell us your consideration of providing separate financial statements pursuant to Rules 3-05 and 8-04 of Regulation S-X and related pro forma financial statements pursuant to Rule 8-05 and Article 11 of Regulation S-X for Sportech City, Sportech HPT and Academies, and the Mágico González brand.

Notes to Financial Statements
Note 1. Description of Organization, Business Operations and Going Concern, page F-7

28. Please disclose how you will account for the various transfers of ownership that will take place prior to effectiveness of the offering.

Note 4. Stockholders' Deficit, page F-10

29. Please disclose the Class A and B Common Stock participation rights. Refer to ASC 505-10-50-3.

30. Reference is made to disclosure under the heading "Stock Based Compensation." As of the latest balance sheet date presented, please disclose the total compensation cost related to nonvested awards not yet recognized. Refer to ASC 718-10-50-2i.

General

31. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Please contact Ta Tanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Baumel